UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2024

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______________ to _______________

Commission File Number: 001-39191

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

OVINTIV U.S. RETIREMENT PLAN

370 17th Street, Suite 1700

Denver, CO 80202

U.S.A.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OVINTIV INC.

370 17th Street, Suite 1700

Denver, CO 80202

U.S.A.

Ovintiv U.S. Retirement Plan

Financial Statements

and

Report of Independent Registered Public Accounting Firm

December 31, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants

Ovintiv U.S. Retirement Plan

Denver, CO

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Ovintiv U.S. Retirement Plan (the “Plan”) as of December 31, 2024, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, P.C.

We have served as the Plan’s auditor since 2025.

Denver, CO

June 24, 2025

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants

Ovintiv U.S. Retirement Plan

Opinion on the Financial Statement

We have audited the accompanying statement of net assets available for benefits of the Ovintiv U.S. Retirement Plan (the “Plan”) as of December 31, 2023. In our opinion, the financial statement present fairly, in all material respects, the net assets of the Plan as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

The Plan’s management is responsible for this financial statement. Our responsibility is to express an opinion on the Plan’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Plante & Moran, PLLC

We served as the Plan’s auditor from 2010 through June 2024.

Broomfield, Colorado

June 27, 2024

OVINTIV U.S. RETIREMENT PLAN

Statements of Net Assets Available for Benefits

		As at December 31,
		2024	2023
Assets
Investments, at fair value	(Note 2)
Mutual funds		$226,250,603	$194,322,311
Pooled separate accounts		4,076,428	33,412,446
Common collective trust funds		269,382,108	180,776,803
Ovintiv common stock		44,619,765	50,220,976

Total investments, at fair value		544,328,904	458,732,536
Common collective trust funds, at net asset value		—	44,283,167
Receivables
Participant notes receivable		2,834,988	2,607,697

Net assets available for benefits		$547,163,892	$505,623,400

See accompanying Notes to Financial Statements

OVINTIV U.S. RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2024

Investment income
Net realized and unrealized gains on investments	$56,447,548
Dividend income	5,226,417

Total investment income—Net	61,673,965

Interest income

Interest income from participant notes receivable	208,443

Contributions
Employer, net of forfeitures	19,306,387
Employee	13,855,726
Rollover	2,047,557

Total contributions	35,209,670

Deductions
Participant withdrawals and benefit payments	55,274,760
Administrative fees	276,826

Total deductions	55,551,586

Net increase	$41,540,492

Net assets available for benefits
Beginning of year	$505,623,400

End of year	$547,163,892

See accompanying Notes to Financial Statements

OVINTIV U.S. RETIREMENT PLAN

Notes to Financial Statements

1. Description of the Retirement Plan and Significant Accounting Policies

The following description of the Ovintiv U.S. Retirement Plan (the “Plan”) provides only general information. Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions.

A) General

On January 24, 2020, Encana Corporation (“Encana”) completed a corporate reorganization (the “Reorganization”). As a result of the Reorganization, Ovintiv became the parent company of Encana and its subsidiaries, including Ovintiv Services Inc., which at the time served as the sponsor of the Plan. Ovintiv and its subsidiaries continue to carry on the business previously conducted by Encana and its subsidiaries prior to the completion of the Reorganization. On January 1, 2021, in connection with a corporate reorganization, Ovintiv Services Inc. transferred sponsorship of the Plan to Ovintiv USA Inc. (the “Company”).

The Plan is a defined-contribution plan established on September 1, 1999, under which employer contributions are based on a fixed formula that is not related to profits and that is designated as a pension plan by the Company. All employees of Ovintiv USA Inc. and Ovintiv who reside in the United States of America (“U.S.”) are eligible to participate in the Plan. The Plan includes immediate participant eligibility, automatic enrollment at 5% of participant compensation, the option for a participant to contribute using a percentage or flat dollar election and the option for a participant to elect to receive dividends in cash or reinvest in additional shares. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Management Pension and Benefits Committee provides oversight for the Plan. Principal Trust Company (“Principal”) serves as the trustee, manages Plan assets and maintains the Plan’s records. Principal offers the Plan’s participants a variety of investment options, including an employer stock fund that is only an investment option for the safe harbor matching contributions. Individual accounts are invested in the various investment options at the direction of the participant.

OVINTIV U.S. RETIREMENT PLAN

B) Contributions

Participants may make before-tax and after-tax contributions up to 75% of their annual compensation not to exceed limits set by the U.S. Internal Revenue Service (the “IRS”), which are adjusted annually by the U.S. Secretary of Treasury for inflation. This maximum percentage may be reduced by the Plan administrator in certain circumstances. The Plan also permits rollover contributions from other qualified retirement plans. Participant contributions to the Plan are made through regular payroll deductions, catch-up contributions, and Roth contributions, which are after-tax contributions tracked in a separate account but subject to the same limitations set forth under the Plan.

The Company will make a safe harbor matching contribution of 100% of elective deferrals up to 5% of eligible compensation each period, which is initially invested in shares of Ovintiv common stock and after that, participants may invest at their direction. In addition, the Company will make a contribution of 8% of eligible compensation each pay period, invested at the direction of the participants (except that these funds generally cannot be invested in shares of Ovintiv common stock).

Contributions are recorded in the period in which the respective payroll deductions are made.

C) Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution, Plan earnings or losses, forfeitures, and an allocation of Plan expenses. Allocations are based upon Plan earnings or losses and account balances, as defined. The benefit to which a participant is entitled is the vested portion of the participant’s account.

D) Vesting

Participants are vested immediately in their contributions plus actual earnings or losses thereon. Participants also have full and immediate vesting in the Company’s 5% safe harbor matching contribution portion of their accounts. Participants are generally fully vested in the Company’s 8% contribution after three years of service, and at disability, death or attainment of early retirement age under the Plan.

E) Participant Notes Receivable

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The notes are secured by the balance in the participant’s account and bear an interest rate between 4.25% to 9.50%, equal to one percent over the prime rate published in the Wall Street Journal on the first business day of the month in which the note is requested. The notes mature at various dates through 2039. The principal and interest are paid ratably through payroll deductions. Participant notes are recorded in the financial statements at amortized cost plus accrued interest. Participant notes receivable are written off when deemed uncollectible.

F) Payments of Benefits

Upon termination of service, death, disability, or retirement age, a participant may receive the value of the vested account balance as a lump-sum distribution or, at the participant’s election, in partial payments in cash, periodic installment payments, or in an annuity form of payment. Accounts with balances less than $1,000 will be distributed in a cash lump sum. Certain in-service and hardship withdrawals are allowed as outlined in the Plan document. Benefits are recorded as distributions to participants when paid.

OVINTIV U.S. RETIREMENT PLAN

G) Participant Termination and Forfeitures

Forfeitures occur when a participant terminates employment prior to satisfying the service years required to become vested in the 8% contribution made by the Company. Forfeitures can be used to pay Plan expenses or reduce employer contributions. As of December 31, 2024, and 2023, forfeiture balances were $9,460 and $3,417, respectively. For the year ended December 31, 2024, $271,363 of forfeitures were used to reduce employer contributions and $103,583 of forfeitures were used to reduce administrative expenses.

H) Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

I) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires the Plan administrator to make informed estimates and assumptions and use judgements that affect certain reported amounts and disclosures. Accordingly, actual results could differ from estimated amounts.

J) Valuation of Investments and Income Recognition

Investments are recorded at fair value as reported to the Plan by the trustee. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 2 for discussion of fair value measurements.

The net realized and unrealized gain or loss on investments (net appreciation or depreciation in fair value of investments) is reflected in the accompanying statement of changes in net assets available for benefits and is determined as the difference between fair value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or year-end fair value including capital gains reinvested. Purchase and sales of investments are recorded on a trade-date basis. Interest income is recognized on the accrual basis. Dividends are recognized on the ex-dividend date.

K) Risk and Uncertainties

The Plan provides for various investments that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Additionally, some investments held by Principal are invested in the securities of foreign companies, which involve certain risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

OVINTIV U.S. RETIREMENT PLAN

2. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques include the market, income and cost approach. The market approach uses information generated by market transactions involving identical or comparable assets or liabilities; the income approach converts estimated future amounts to a present value; the cost approach is based on the amount that currently would be required to replace an asset.

Inputs used in determining fair value are characterized according to a hierarchy that prioritizes those inputs based on the degree to which they are observable. The three input levels of the fair value hierarchy are as follows:

Level 1:	Inputs represent quoted prices in active markets for identical assets or liabilities.

Level 2:

Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets or liabilities in active markets or other market corroborated inputs.

Level 3:	Inputs that are not observable from objective sources.

In determining fair value, the Plan utilizes the most observable inputs available. If a fair value measurement reflects inputs at multiple levels within the hierarchy, fair value measurement is characterized based on the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Mutual funds:

Mutual funds are valued at the daily closing price as reported by the fund. All of the mutual funds are funds with quoted daily prices that are directly observable in the marketplace by market participants.

OVINTIV U.S. RETIREMENT PLAN

Common collective trust funds:

The Principal Stable Value Fund, held in a common collective trust fund, invests in conventional and synthetic guaranteed investment contracts (“GICs”) issued by life insurance companies, banks and other financial institutions with excess cash invested in cash equivalents. These investments are valued at their Net Asset Value (“NAV”) of units of the common collective trust as of the close of business on the valuation date as a practical expedient for the estimated fair value. The NAV is quoted on a private market that is not active; however, the unit price is based on the value of the underlying investment assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The Stable Value Fund seeks to provide preservation of capital and relatively stable returns regardless of the volatility of the financial markets.

The Nuveen Lifecycle Index Funds, common collective trust funds, are valued at NAV of the units held and invests in equity, fixed income, and direct real estate. These funds are characterized at fair value hierarchy level 2 as they are readily determinable based on the underlying mutual funds. The Nuveen Lifecycle Index Funds seek high total return over time through a combination of capital appreciation and income.

The Great Gray Funds other than the Great Gray EuroPacific Growth Trust Class I1 Funds, common collective trust funds, invests in equity securities of mid and small cap U.S. companies. Equity securities include common and preferred stocks, as well as convertible securities. These investments are valued at their NAV per unit as of the close of trading on the New York Stock Exchange each day. The NAV is based on the total value of the Great Gray Fund’s assets, minus its liabilities, and then divided by the number of units outstanding. The Great Gray Funds seek to provide long-term capital appreciation.

The Great Gray Funds also include the Great Gray EuroPacific Growth Trust Class I1 Funds. These funds seek long-term capital growth by investing in a fund that is consistent with the international equity investment style. To achieve this objective, the Great Gray EuroPacific Growth Trust Class I1 Fund is invested in the Capital Group EuroPacific Growth Trust, a collective investment trust maintained by the Capital Bank and Trust Company. The NAV per unit for the Great Gray EuroPacific Growth Trust Class I1 Funds are valued as of the close of trading on the New York Stock Exchange. The NAV is based on the total fair value of the assets, minus its liabilities, and then divided by the total number of units outstanding. Investment income earned is reinvested in the Great Gray EuroPacific Growth Trust Class I1 Fund and included in the determination of unit values.

The Great Gray Funds, including the Great Gray EuroPacific Growth Trust Class I1 Funds, are valued at NAV as a practical expedient of the units held by the Plan. NAV would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV.

There is a 12-month redemption restriction for the Stable Value Fund.

Pooled separate accounts:

Investments in a pooled separate account (“PSA”) are valued on a per unit market value as determined by Principal, which reflects the fair value of the underlying investments comprising the separate pooled funds. The majority of the underlying net assets have observable Level 1 and/or Level 2 quoted pricing inputs which are used to determine the unit value of the PSA which is not publicly quoted but available to investors through accessing their online balances. These PSAs are classified as Level 2. The PSAs changed from Level 1 to Level 2 in the current year.

OVINTIV U.S. RETIREMENT PLAN

Investments in this category can be transferred once every 30 days at the current NAV per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into this category until the holding period elapses. New contributions are allowed during this time period.

There are no significant redemption restrictions or unfunded commitments on these investments.

Ovintiv common stock:

Investments in shares of Ovintiv common stock are valued at the closing price of such shares of Ovintiv common stock reported on the active market on which the securities are traded.

Fair Value

As at December 31, 2024

Description	Level 1	Level 2	Level 3	Total
Mutual funds	$226,250,603	$—	$—	$226,250,603
Pooled separate accounts	—	4,076,428	—	4,076,428
Common collective trust funds	—	195,949,676	—	195,949,676
Ovintiv common stock	44,619,765	—	—	44,619,765

Total	$270,870,368	$200,026,104	$—	$470,896,472

Common collective trust funds (net asset value*)				73,432,432
Total				$544,328,904

As at December 31, 2023

Description	Level 1	Level 2	Level 3	Total
Mutual funds	$194,322,311	$—	$—	$194,322,311
Pooled separate accounts	33,412,446	—	—	33,412,446
Common collective trust funds	—	180,776,803	—	180,776,803
Ovintiv common stock	50,220,976	—	—	50,220,976

Total	$277,955,733	$180,776,803	$—	$458,732,536

Common collective trust funds (net asset value*)				44,283,167
Total				$503,015,703

*

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits

OVINTIV U.S. RETIREMENT PLAN

3. Income Taxes

The Internal Revenue Service (the “IRS”) has determined and informed the Company by a letter dated April 27, 2023, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified and no provisions for income tax have been included in the Plan financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. No provisions for income tax have been included in the Plan financial statements.

4. Administration of the Plan

The Company provides, at no cost to the Plan, certain administrative, accounting, and legal services to the Plan and pays the cost of certain outside services for the Plan. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants and certain investment advisory fees are charged directly to the participant’s account and are included in administrative fees. Certain other investment related expenses are also included in net appreciation of fair value of investments.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated for any reason, all participants become 100% vested and the Plan administrator is to distribute each participant’s interest to the participant or their beneficiary.

6. Related Party and Party-in-Interest Transactions

Certain Plan investments are managed by Principal or its affiliates. Principal is the Trustee as defined by the Plan and these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

The Plan allows participants to invest in Ovintiv common stock. As the Company is the sponsoring entity of the Plan, the common shares qualify as related party and party-in-interest transactions. For the year ended December 31, 2024, transactions involving the Company’s stock included sales of $11,443,609 and purchases of approximately $9,244,402, including dividends paid of $1,309,404.

The Company pays certain expenses on behalf of the plan and the Plan provides loans to participants. These transactions qualify as party-in-interest transactions.

OVINTIV U.S. RETIREMENT PLAN

7. Concentration of Investments

As of December 31, 2024, the Plan held $103,786,266 in the Fidelity 500 Index Fund, which was approximately 19% of total investments. As of December 31, 2023, the Plan held $80,367,879 in the Fidelity 500 Index Fund, which was approximately 16% of total investments. The net assets available for benefits would be sensitive to any changes in the value of Fidelity 500 Index Fund. The Fidelity 500 Index Fund seeks to provide investment results that correspond to the total return performance of common stocks included in the S&P 500 index and would be subject to stock market risk, which is the chance that stock prices overall will decline.

8. Subsequent Events

As a follow-up to the 2019 Setting Every Community Up for Retirement Enhancement Act (the “SECURE Act”), the SECURE 2.0 Act of 2022 was signed into law on December 29, 2022. Effective January 1, 2025 the Plan intends to adopt the federally declared disaster withdrawals and will increase the cash out balance for terminated participants to $7,000.

OVINTIV U.S. RETIREMENT PLAN

SUPPLEMENTAL SCHEDULE

OVINTIV U.S. RETIREMENT PLAN

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2024

PN: 001

EIN #: 98-0087558

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Fidelity 500 Index	Mutual Fund	$103,786,266
	Vanguard Windsor II Fund - Admiral	Mutual Fund	25,344,981
	Fidelity Small Cap Index Fund	Mutual Fund	21,226,162
	Fidelity Mid Cap Index Fund	Mutual Fund	18,606,690
	Fidelity International Index Fund	Mutual Fund	18,514,772
	Fidelity US Bond Index Fund	Mutual Fund	17,889,729
	Fidelity Emerging Markets Index Fund	Mutual Fund	6,391,566
	PIMCO Total Return Fund Class A	Mutual Fund	5,421,251
	T. Rowe Price Int U.S. Small-Cap Growth Equity Instl	Mutual Fund	5,325,237
	Columbia Strategic Income Advisor Fund	Mutual Fund	2,032,492
	PIMCO Global Bond (Unhedged) I Fund	Mutual Fund	1,711,457

	Total mutual funds		$226,250,603

*	Principal Real Estate Securities Separate Account	Pooled Separate Accounts	4,076,428

	Pooled separate accounts		$4,076,428

	Nuveen TIAA-CREF Lifecycle Index 2050	Common Collective Trust Fund	$47,484,981
	Nuveen TIAA-CREF Lifecycle Index 2040	Common Collective Trust Fund	35,775,003
	Nuveen TIAA-CREF Lifecycle Index 2045	Common Collective Trust Fund	33,425,117
	flexPath Strategies/Great Gray Large CapGrwth Fund IV CI I1	Common Collective Trust Fund	33,023,147
*	Principal Stable Value Z Fund	Common Collective Trust Fund	21,121,906
	Nuveen TIAA-CREF Lifecycle Index 2030	Common Collective Trust Fund	19,281,618
	Nuveen TIAA-CREF Lifecycle Index 2035	Common Collective Trust Fund	17,287,645
	Nuveen TIAA-CREF Lifecycle Index 2055	Common Collective Trust Fund	16,941,644
	flexPath Strategies/Great Gray EuroPacific Growth Trust Class ICommon Collective Trust Fund		11,245,337
	Nuveen TIAA-CREF Lifecycle Index 2025	Common Collective Trust Fund	7,185,172
	Nuveen TIAA-CREF Lifecycle Index 2060	Common Collective Trust Fund	7,117,625
	Nuveen TIAA-CREF Lifecycle Index 2020	Common Collective Trust Fund	5,978,490
	flexPath Strategies/Great Gray Mid Cap Growth I1 Fund	Common Collective Trust Fund	4,698,887
	Nuveen TIAA-CREF Lifecycle Index 2065	Common Collective Trust Fund	2,388,275
	flexPath Strategies/Great Gray Small Cap Value II I1 Fund	Common Collective Trust Fund	2,100,078
	Nuveen TIAA-CREF Lifecycle Index 2010	Common Collective Trust Fund	1,406,399
	flexPath Strategies/Great Gray Mid Cap Value I1 Fund	Common Collective Trust Fund	1,243,077
	Nuveen TIAA-CREF Lifecycle Index 2015	Common Collective Trust Fund	1,123,508
	Nuveen TIAA-CREF Lifecycle Index	Common Collective Trust Fund	554,199

	Total common collective trust funds		$269,382,108

*	Ovintiv common stock	Common Stock	$44,619,765

	Total common stock		$44,619,765

		4.25% -9.50% with maturities through 2039,
*	Participant notes receivable	collateralized by participant vested balances	$2,834,988

	Total loans receivable		$2,834,988

			$547,163,892

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Pension & Benefits Committee, as administrator of the Ovintiv U.S. Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

OVINTIV U.S. RETIREMENT PLAN

Date: June 24, 2025	By:	/s/ Elizabeth Whillock
	Name:	Elizabeth Whillock
	Title:	Management Pension & Benefits Committee Member

Form 11-K Exhibit Index

Exhibit No.

23.1	Consent of BDO USA, P.C.

23.2	Consent of Plante & Moran, PLLC